FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of
APRIL 2005

TRANSGENE S.A.

(Translation of registrant’s name into English)

11, rue de Molsheim
67082 Strasbourg Cedex
France
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☒	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐	No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                  ).

Enclosure:	Press release dated April 13, 2005: TRANSGENE: CASH POSITION AND NET CASH EXPENDITURES AS OF MARCH 31, 2005

CONTACT:

Transgene	Cohn & Wolfe	Image 7
Philippe Poncet Chief Financial Officer	Michael Long	Tiphaine Hecketsweiler
+ 33 (0) 3 88 27 91 21	+ 1 (415) 365-8523	+ 33 (0) 1 53 70 74 70
www.transgene.fr

TRANSGENE: CASH POSITION AND NET CASH EXPENDITURES
AS OF MARCH 31, 2005

Strasbourg, France, April 13, 2005 — Transgene (Nasdaq: TRGNY; Eurolist Paris: FR0005175080) today announced its cash position and net cash expenditures at and for the three months ending March 31, 2005 (unaudited figures, US GAAP).

Net cash expenditures amounted to € 4.6 million (US$6.0 million) for the first quarter of 2005. Net cash expenditures for the first quarter of 2004 amounted to € 5.3 million (US$6.9 million). Cash and cash equivalents totaled € 10 million (US$13 million) at March 31, 2005. We believe that, based on our current cost estimates for our on-going operations, including clinical development plans, research and development activities, operating revenues and anticipated capital expenditures, our cash position at March 31, 2005, will be sufficient to meet our expected financial requirements through September 2005. In December 2004, Transgene’s principal shareholder informed the Board of Directors of its commitment to cover Transgene’s cash needs until the end of 2005 unless another financing option is adopted during this timeframe.

First quarter 2005 highlights:

•	New Strategic focus both in cancer and infectious diseases;

•	MVA-Muc1-IL2 therapeutic vaccine meets the primary endpoint in Phase II trial for the treatment of non-small cell lung cancer. Data from the clinical testing of our MVA-Muc1-IL2 vaccine in non-small cell lung and prostate cancers has been accepted for presentation at the 2005 Annual Meeting of the American Society of Clinical Oncology which will take place in Orlando, Florida, May 13-17, 2005.

Transgene, based in Strasbourg, France, is a biopharmaceutical company dedicated to the discovery and development of therapeutic vaccines and immunotherapy products for the treatment of cancer and infectious diseases. Transgene has a broad portfolio of products in clinical development.

This press release contains forward-looking statements regarding Transgene’s anticipated financial requirements and expenditures. These statements are based on Transgene’s current expectations, beliefs, estimates, forecasts and assumptions and are not guarantees of Transgene’s future liquidity and ability to continue operations. Accordingly, actual outcomes and results may differ materially from what is expressed. Important factors which may affect Transgene’s future financial requirements and expenditures include the following: regulatory approvals for product development and testing may be suspended or delayed, causing additional expenses to continue testing or obtain testing rights; proceedings to obtain patents and litigation of third party infringement claims are expensive and could exceed anticipated budgets; rights to proprietary genes and other technologies to further develop our business may be more costly than anticipated; we may incur significant costs in connection with our product liability exposure; we may incur unanticipated costs in connection with our use and handling of hazardous material; and other important factors described in Transgene’s Annual Report on Form 20-F for the most recent fiscal year filed with the U.S. Securities and Exchange Commission, including those factors described in the section entitled “Risk Factors.”

In addition, the statement made by the Company’s principal shareholder to the Board of Directors in December 2004 is not a guaranty by the Company that it will have sufficient funds to maintain on-going operations.

Note: The official financial information of Transgene is stated in Euros. The financial information expressed in US$ is translated solely for the convenience of the reader at € 1.00 = $1.2964, the rate of the Central European Bank on March 31, 2005.

Société anonyme au capital de 23 008 603 € — R.C. Strasbourg B 317 540 581
11, rue de Molsheim — 67082 Strasbourg Cedex (France) Tel : + 33 3 88 27 91 00 Fax : + 33 3 88 27 91 11

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Transgene, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date April 14, 2005	Transgene S.A.
	By:	/s/ PHILIPPE PONCET
Philippe PONCET
Chief Financial Officer